UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SMTC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	98-0197680
(State of incorporation or organization)	(IRS Employer Identification No.)

635 Hood Road Markham, Ontario, Canada	L3R 4N6
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☒

Securities Act registration statement file number to which this form relates: _____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On December 29, 2014, SMTC Corporation (the “Company”) adopted a Tax Benefits Preservation Plan (the “Plan”) and pursuant to the Plan declared a dividend distribution of one preferred stock purchase right (collectively, the “Rights”, and individually, a “Right”) for each share of its common stock, $.01 par value per share (the “Common Stock”).

The Plan is intended to protect the Company’s ability to utilize its net operating loss carryforwards and other tax attributes (the “Tax Attributes”) by deterring any person or group from acquiring, without the approval of the Board, the right to acquire 4.99% or more of the Company’s equity securities. There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

The determination of percentage ownership for the purposes of the Plan takes into account the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder. In addition, for all purposes of the Plan, when determining whether a Person or Persons own 4.99% or more of the shares of Common Stock then outstanding, both the shares of Common Stock and the Exchangeable Shares owned or deemed owned by such Person or Person shall be taken into account in the numerator and only the shares of Common Stock then outstanding shall be taken into account in the denominator.

Each Right entitles the registered holder to purchase from the Company after the Distribution Date (described below) one one-hundredths of a share of its Series A Participating Preferred Stock, $.01 par value per share (the “Preferred Stock”). The exercise price is $1.94 for each one-hundredth of a share of Preferred Stock. The distribution of Rights is payable on January 13, 2015 to the record holders of Stock at the close of business on January 12, 2015. One Right will also be issued for each share of Stock issued between January 12, 2015 and the Distribution Date.

Exercisability of the Rights; Distribution Date. The Rights are not exercisable until the Distribution Date. The Distribution Date would occur, if ever, and unless delayed by the Company’s board of directors, 10 business days after either of the following events:

•
A public announcement that a person or group other than certain exempt persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more (determined as explained above) of the Company’s then outstanding Common Stock or that certain person that would otherwise be Acquiring Persons have acquired or obtained the right to acquire beneficial ownership of any additional shares of Common Stock or Exchangeable Shares (the “Stock Acquisition Date”), or

•
The commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group, other than certain exempt persons, owning 4.99% or more (determined as explained above) of the Company’s then outstanding Common Stock.

In the event that any person becomes an Acquiring Person, then each holder of a Right (other than the Acquiring Person) would have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right:

Exchange Option. The Board may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right. The Board, however, may not effect an exchange at any time after any person (other than (a) the Company, (b) any subsidiary of the Company, or (c) any employee benefit plan of the Company or any such subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder.

Transferability of Rights. Until the Distribution Date, the Common Stock certificates or the certificates representing the Exchangeable Shares, as the case may be, will evidence the Rights, and the transfer of the Common Stock certificates or the certificates representing the Exchangeable Shares will constitute a transfer of the Rights. After the Distribution Date, separate certificates evidencing the Rights would be mailed to holders of record of the Company’s Common Stock and to the holders of record of the Exchangeable Shares as of the close of business on the Distribution Date, and such separate Rights certificates alone would evidence the Rights.

Redemption. The Board of Directors, by a majority vote of disinterested directors, may redeem the Rights at a redemption price of $.001 per Right at any time before the earlier of the Distribution Date or the close of business on the Expiration Date described below. Immediately upon such redemption, the right to exercise the Rights will terminate, and the Rights holders will become entitled only to receive the redemption price.

Expiration Date of Rights. If not previously exercised or redeemed, the Rights will expire on the earliest of (i) the Close of Business on December 29, 2015, provided, that if the Plan is submitted to the stockholders of the Company for ratification at the 2015 Annual Meeting (or any adjournment or postponement thereof), then the Plan will be extended to the Close of Business on the third anniversary of the date of this Plan if the Plan is approved by the affirmative vote of a majority of shares of Common Stock of the Company present in person or represented by proxy at the 2015 Annual Meeting (or any adjournment or postponement thereof) and will be extended for one or more successive three-year periods expiring on the Close of Business on the date of the anniversary of the Plan three years thereafter if, prior to the expiration of the then current three-year period, the Plan, together with any supplement or amendment thereof, is submitted to the stockholders of the Company for ratification at one or more Annual Meetings of the Company’s Stockholders and the Plan (together with any supplements or amendments) is approved by the affirmative vote of a majority of shares of Common Stock of the Company present in person or represented by proxy at such Annual Meeting of the Company’s Stockholders (or any adjournment or postponement thereof), (ii) the Close of Business on the first Business Day following the date on which the Plan is submitted to the stockholders of the Company for ratification at the Company’s Annual Meeting of Stockholders if the Plan is not approved by the affirmative vote of a majority of shares of Common Stock of the Company present in person or represented by proxy at that Annual Meeting of Stockholders (or any adjournment or postponement thereof), (iii) the Redemption Date, (iv) the Exchange Date, (v) the consummation of a reorganization transaction entered into by the Company resulting in the imposition of stock transfer restrictions that the Board determines will provide protection for the Company’s Tax Attributes similar to that provided by this Plan, (vi) Close of Business on the effective date of the repeal of section 382 of the Code or any successor statute (but excluding the repeal or withdrawal of any Treasury Regulations thereunder), or any other change, if the Board determines that this Plan is no longer necessary or desirable for the preservation of Tax Attributes, or (vii) the beginning of a taxable year of the Company to which the Board determines that no Tax Attributes may be carried forward. Notwithstanding the foregoing, the Plan will be terminated and be of no further force and effect if not approved by the stockholders of the Company at the 2015 Annual Meeting or within a reasonable time thereafter prior to any Distribution Date.

Anti-Dilution Adjustment. The exercise price, the redemption price, the exchange ratio and the number of shares of the Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under the following circumstances:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, or

•	upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or convertible securities at less than the current market price, or

•
upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company’s option, cash (based on the market price on the last trading date prior to the date of the exercise) will be paid instead of issuing fractional shares of any securities (other than fractional shares of Preferred Stock in integral multiples of one-hundredth of a share).

No Stockholder Rights. A Right holder, as such, has no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

Amendments. Any of the provisions of the Plan (described below) may be amended by the board of directors of the Company prior to the Distribution Date without the approval of any holders of the Rights. After the Distribution Date, the board of directors may amend the Plan to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Plan. A majority vote of the disinterested members of the Board would be required to effect any amendment.

Tax Consequences. The Company believes that the issuance of Rights to holders with respect to its Common Stock should not be a taxable event for U.S. federal income tax purposes. The U.S. federal income tax consequences of the separation of the Rights on the Distribution Date, the exercise of the Rights and the subsequent ownership of the Preferred Stock are complex and uncertain, and holders should consult their own tax advisors for the specific tax consequences to them.

Plan. The terms of the Rights are set forth in a Tax Benefits Preservation Plan (the “Plan”) between the Company and Computershare Inc., as Rights Agent. A copy of the Plan is an Exhibit to Form 8-A filed with the Securities and Exchange Commission. A copy of the Plan is available free of charge from the Rights Agent at the following address:

250 Royal Street
Canton, MA 02021

This summary does not purport to be complete and is qualified in its entirety by reference to the Plan, which is incorporated in this summary by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SMTC CORPORATION

Dated: December 30, 2014	By:	/s/ Sushil Dhiman
Name: Sushil Dhiman
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1
Fifth Amended and Restated Certificate of Incorporation of SMTC Corporation (incorporated by reference to Appendix C to SMTC Corporation’s Definitive Notice and Proxy Statement on Form DEF 14A filed on June 5, 2012 (File No. 0-31051)).

3.2	By-laws of SMTC Corporation (incorporated by reference to Appendix B to SMTC Corporation’s Definitive Notice and Proxy Statement on Form DEF 14A filed on June 5, 2012 (File No. 0-31051)).
3.3
Amendment No. 1 to SMTC Corporation’s Second Amended and Restated By-laws of SMTC Corporation (incorporated by reference to Exhibit 99.1 to SMTC Corporation’s Current Report on Form 8-K filed on January 24, 2013 (File No. 0-31051)).

4.1
Tax Benefits Preservation Plan, dated as of December 29, 2014, between SMTC Corporation and Computershare Inc., as Rights Agent, including the form of Certificate of Designation of SMTC Corporation’s Series A Participating Preferred Stock as Exhibit A, the forms of Right Certificate and of Election to Purchase as Exhibit B and the Summary of Purchase Rights as Exhibit C (incorporated by reference to Exhibit 4.1 to SMTC Corporation’s Current Report on Form 8-K dated December 30, 2014).

4.2
Stockholders Agreement dated as of November 22, 2000 (incorporated by reference to Exhibit 4.1.2 to SMTC Corporation’s Annual Report on Form 10-K for the year ended December 31, 2000 filed on April 2, 2001 (File No. 0-31051)).

4.3
Form of certificate representing shares of common stock (incorporated by reference to Exhibit 4.2 to Amendment No. 2 to SMTC Corporation’s Registration Statement on Form S-1 filed on June 19, 2000 (File No. 333-33208)).

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